CONSENT OF JAN HELSEN

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Cardero Resource Corp. (the "Company") being filed with the United States Securities and Exchange Commission:

The material change report of the Company dated August 20, 2004 and the press release of the Company dated August 17, 2004, which include reference to my name in connection with drill results on the Providencia property in the Province of Jujuy, Argentina.

DATED  September 23, 2004

"Jan Helsen" (signed)

Jan Helsen